UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-34958

EASON TECHNOLOGY LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Entry into Material Definitive Agreements

Closing of January PIPE

As previously disclosed, Eason Technology Limited, a Cayman Islands exempted company (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”) on January 8, 2025, pursuant to which the Company agreed to sell 6,000,000,000 Class A ordinary shares, par value $0.00005 per share (the “Shares”), at a per share purchase price of $0.00005, for an aggregate purchase price of approximately $0.3 million (the “Offering”).

On January 14, 2025, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Shares to the Purchasers pursuant to the SPA.

Entry into Real Property Purchase Agreement

On January 14, 2024, the Company and Shenzhen Four Divisions Global Industrial Operations Co. Ltd. (“Shenzhen Four Divisions”), a subsidiary of the Company, entered into certain real property purchase agreement (the “Purchase Agreement”) with Hubei Fuxin Real Estate Co., Ltd. (the “Seller”), to acquire from the Seller a property located in Yunmeng County, Xiaogan City, Hubei, China (the “Property”), with a construction area of 1,487 square meters and a transaction value of RMB 8,532,700 (approximately USD 1.17 million) according to a real property appraisal report. Pursuant to the Purchase Agreement, the Company agreed to issue a total of 36,000,000,000 restricted Class A ordinary shares, par value $0.00005 each, as consideration to Seller for the property (the “Property Acquisition”).

The Purchase Agreement contains customary representations and warranties from both parties, and the closing of the Property Acquisition is subject to various closing conditions set forth therein.

On January 16, 2025, the Company consummated the Property Acquisition upon the satisfaction or waiver of all closing conditions set forth in the Purchase Agreement. The Company plans to commence operations in its real estate leasing business and associated management services, which focuses on acquiring and leasing properties to generate stable revenue streams while providing supplementary management services to tenants. The Company’s strategy includes acquiring commercial center assets and industrial park properties, which are then leased to tenants such as medical institutions. This strategy will help the Company generate income through fixed rental agreements and, in certain cases, operational and management service fees based on tenant profitability.

Entry into Lease Agreement

On January 16, 2025, Shenzhen Four Divisions entered into certain Lease Agreement (the “Lease Agreement”) with Hubei Zongyang Hospital Co., Ltd. (the “Tenant”) to lease the Property to the Tenant for the operation of a traditional Chinese medicine hospital. Pursuant to the terms of the Lease Agreement, the Tenant shall pay a monthly rent of RMB 42,000, payable in six-month intervals, with a security deposit equivalent to three months' rent. Shenzhen Four Divisions is responsible for any major repairs, while the Tenant covers utilities and must adhere to approved property use. Renewals of the Lease Agreement shall require two months' prior notice, and unauthorized subleasing or misuse can result in penalties or termination. Any disputes between Shenzhen Four Division and the Tenant shall be resolved through negotiation or local courts.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 99.1 to this Form 6-K.

The Purchase Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on January 8, 2025.

1

Submission of Matters to a Vote of Security Holders.

The Company held its 2025 annual general meeting at 10:00 a.m., Eastern Time (11:00 p.m. Beijing Time), on January 10, 2025 at the Company’s office at 27th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China. Holders of a total of 13,620,288,013 shares (consisting of 13,108,055,776 Class A Ordinary Shares and 512,232,237 Class B Ordinary Shares), out of a total of 14,004,888,040 Shares (consisting of 13,492,655,803 Class A Ordinary Shares and 512,232,237 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting, and that a quorum for the transaction of business was present as of the record date of December 10, 2024. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifty votes.

1.	Re-election of directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.

Director’s Name	For	Against	Abstain
Longwen (Stanley) He	35,509,066,530	73,200,000	898,392,264

Yuan Gao	35,509,066,530	73,200,000	898,392,264

Weidong Xu	35,509,066,530	73,140,000	897,492,264

Hao Xu	35,509,066,530	74,100,000	897,492,264

Siyuan Xu	35,509,066,530	71,520,000	897,552,264

2.

To approve that the Company’s name be changed from "Dunxin Financial Holdings Limited" to "Eason Technology Limited" (the “Name Change”) and the Company’s dual foreign name in Chinese be changed from "敦信金融控股有限公司" to "益生科技集团" (the “Foreign Name Change”).

The shareholders approved the proposal.

For	Against	Abstain
35,509,066,530	14,460,000	897,672,264

3.

Subject to the shareholder’s approval of the Name Change and Foreign Name Change, to approve and adopt the Fourth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”) in substitution for the existing Third Amended and Restated Memorandum and Articles of Association of the Company, to reflect the Name Change and Foreign Name Change (the “M&AA Amendment”).

The shareholders approved the proposal.

For	Against	Abstain
35,509,066,530	24,120,000	904,812,264

4.	To approve the 2025 Equity Incentive Plan.

The shareholders approved the proposal.

For	Against	Abstain
35,509,066,530	63,840,000	903,972,264

2

Exhibit Index

Exhibit No.	Description
99.1	Real Property Purchase Agreement among the Company, its subsidiary and Seller dated January 14, 2024

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eason Technology Limited

Date: January 16, 2025	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

4